SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934*

(Amendment No. 14)

FIDELITY NATIONAL INFORMATION SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

31620M106

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York  10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York  10019-6099
(212) 728-8000

December 19, 2012

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 2 of 14 pages

1		NAMES OF REPORTING PERSONS WPM, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”) on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement (as defined below) and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement (the “Stock Purchase Right Agreement”) among WPM, L.P., Fidelity National Information Services, Inc. and Metavante Technologies, Inc., as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 3 of 14 pages

1		NAMES OF REPORTING PERSONS WPM GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 4 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus Private Equity IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 5 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus IX LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 6 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 7 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 8 of 14 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 9 of 14 pages

1		NAMES OF REPORTING PERSONS Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106		Page 10 of 14 pages

1		NAMES OF REPORTING PERSONS Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,093,397
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,093,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,093,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
*           Calculated based on 293,198,202 shares of common stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of common stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement, as further described herein.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

This Amendment No. 14 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on October 9, 2009, as previously amended by Amendment No. 1, filed on March 23, 2010, by Amendment No. 2, filed on June 16, 2010, by Amendment No. 3, filed on September 17, 2010, by Amendment No. 4, filed on December 21, 2010, by Amendment No. 5, filed on March 22, 2011, by Amendment No. 6, filed on June 14, 2011, by Amendment No. 7, filed on September 7, 2011, by Amendment No. 8, filed on December 20, 2011, by Amendment No. 9, filed on February 28, 2012, by Amendment No. 10, filed on May 22, 2012, by Amendment No. 11, filed on August 28, 2012, by Amendment No. 12, filed on December 3, 2012, and by Amendment No. 13, filed on December 13, 2012 (as amended, the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”).   This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fidelity National Information Services, Inc., a Georgia corporation (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented by inserting the following at the end thereof:

On December 19, 2012, pursuant to the December 2012 Share Repurchase Agreement, WPM sold 5,709,929 shares of Common Stock to the Company at a price of $35.0267 per share of Common Stock, for an aggregate purchase price of $199,999,970.10.

Item 5.  Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)           Following the closing of the transaction contemplated by the December 2012 Share Repurchase Agreement, as of December 19, 2012, WPM is the direct beneficial owner of 27,093,397 shares of Common Stock.  Due to their respective relationships with WPM and each other, as of December 19, 2012, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 27,093,397 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock (based on the Company having 293,198,202 shares of Common Stock outstanding as of October 31, 2012, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 7, 2012, minus 5,709,929 shares of Common Stock which were repurchased by the Company pursuant to the December 2012 Share Repurchase Agreement and are therefore no longer outstanding).  In addition, each of the Warburg Pincus Reporting Persons may also be deemed to beneficially own additional shares of Common Stock by virtue of a purchase right which may be exercised from time to time by WPM under the Stock Purchase Right Agreement.

(b)           Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP and WP LLC may be deemed to share with WPM the power to vote or to direct the vote and to dispose or to direct the disposition of the 27,093,397 shares of Common Stock that the Warburg Pincus Reporting Persons may be deemed to beneficially own as of December 19, 2012 plus any shares they may be deemed to beneficially own pursuant to the Stock Purchase Right Agreement.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares held by WPM.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person, other than WPM, or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as described in Amendment No. 12, filed with the SEC on December 3, 2012, Amendment No. 13, filed with the SEC on December 13, 2012 and this Amendment, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by inserting the following at the end thereof:

On December 19, 2012, the transaction contemplated by the December 2012 Share Repurchase Agreement was consummated.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012	WPM, L.P. By: WPM GP, LLC, its general partner By: /s/ Timothy J. Curt Name: Timothy J. Curt Title: Managing Director and Treasurer

Dated: December 20, 2012	WPM GP, LLC By: /s/ Timothy J. Curt Name: Timothy J. Curt Title: Managing Director and Treasurer

Dated: December 20, 2012
WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:  Warburg Pincus IX LLC, its general partner

By:  Warburg Pincus Partners LLC, its sole member

By:  Warburg Pincus & Co., its managing member

By:  /s/ Timothy J. Curt
Name:  Timothy J. Curt
Title:    Partner

Dated: December 20, 2012	WARBURG PINCUS IX LLC By: Warburg Pincus Partners LLC, its sole member By: Warburg Pincus & Co., its managing member By: /s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

Dated: December 20, 2012	WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its managing member By: /s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

Dated: December 20, 2012	WARBURG PINCUS & CO. By: /s/ Timothy J. Curt Name: Timothy J. Curt Title: Partner

Dated: December 20, 2012	WARBURG PINCUS LLC By: /s/ Timothy J. Curt Name: Timothy J. Curt Title: Managing Director

Dated: December 20, 2012	CHARLES R. KAYE By: /s/ Timothy J. Curt Timothy J. Curt, Attorney-in-fact*

Dated: December 20, 2012	JOSEPH P. LANDY By: /s/ Timothy J. Curt Timothy J. Curt, Attorney-in-fact*

* The Powers of Attorney given by Mr. Kaye and Mr. Landy were previously filed with the U.S. Securities and Exchange Commission on October 4, 2012 as exhibits to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Primerica, Inc. and are hereby incorporated by reference.